Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2011

TABLE OF CONTENTS

INTRODUCTION	1
CORE BUSINESS	1
OVERVIEW AND OBJECTIVES	2
OPERATING MINES AND DEVELOPMENT PROJECTS	3
EXPLORATION	6
MINERAL RESOURCES AND RESERVES	9
FINANCIAL REVIEW	12
FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	14
INCOME TAXES	18
RELATED PARTY TRANSACTIONS	18
CRITICAL ACCOUNTING ESTIMATES	19
NON-IFRS PERFORMANCE MEASURES	19
DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING	23
OUTSTANDING SHARE DATA	23
FORWARD-LOOKING STATEMENTS	23
CAUTIONARY NOTE TO U.S. INVESTORS	24
GLOSSARY OF MINING TERMS	25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND
FINANCIAL CONDITION FOR THE QUARTER ENDED SEPTEMBER 30, 2011

All figures are in U.S. dollars unless otherwise indicated.  Cautionary notes regarding forward-looking statements and estimates of inferred and measured and indicated resources to U.S. investors follow this Management’s Discussion and Analysis (“MD&A”).

INTRODUCTION

The following discussion and analysis of the operating results and financial condition of Jaguar Mining Inc. (“Jaguar” or the “Company”) contained in this MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company and the notes thereto for the quarter ended September 30, 2011 and with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2010 and 2009. The annual financial statements for the year ended December 31, 2010 are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The interim financial statements for the quarter ended September 30, 2011 are prepared in accordance with IAS 34 under International Financial Reporting Standards (“IFRS”).  As prescribed by the CICA Accounting Standards Board, the Company adopted the requirements of IFRS in its financial statements as of January 1, 2011, including the restatement of its opening balance sheet of January 1, 2010 and its quarter ended September 30, 2010 comparatives.  The restatement of the Company’s comparative balances from those previously reported under Canadian GAAP to IFRS is fully explained and reconciled in note 12 of the Company’s September 30, 2011 condensed interim consolidated financial statements filed on SEDAR and EDGAR. The Company reports its financial statements in U.S. dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of November 9, 2011.

CORE BUSINESS

Jaguar is an Ontario chartered gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil.  The Company controls 38,220 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais, which hosts the Company’s operating facilities.  In addition, Jaguar holds mineral concessions totaling 166,513 hectares in the state of Maranhão, which hosts the Company’s Gurupi Project.  The Company may consider the acquisition and subsequent exploration, development and operation of other gold properties, primarily focused in Brazil.

Jaguar was formed in 2002.  In 2004, the Company constructed and began operations of a small open pit mine, the Sabará operation.  Sabará provided initial cash flow to enable Jaguar to develop its first underground mining operation, Turmalina, where construction of a processing facility was completed in 2006.  In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência.  Since 2007, Jaguar has built four additional underground mines and completed construction of its third integrated processing facility, the Caeté Plant, which was commissioned in May 2010.

The Company is currently producing gold at its Turmalina, Paciência and Caeté operations.  In early 2011, the Company completed a feasibility study for its Gurupi Project, which is currently awaiting the installation license to commence initial earthworks.

Jaguar’s senior management team is headquartered in the city of Belo Horizonte, close to the Company’s operating assets.  The proximity of senior management to the operations allows for significant operating flexibility and oversight.  The Company has also consolidated its corporate management, engineering, exploration, supply, logistics and maintenance teams into the same central location at its principal executive office in Belo Horizonte.  As of September 30, 2011, the Company had 2,168 employees, 2,158 of which are based in Brazil.  The remaining 10 employees are based in the Company’s administrative office in New Hampshire, USA.

Jaguar is listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “JAG”.

OVERVIEW AND OBJECTIVES

The Company intends to become a mid-tier gold producer with a sustainable annualized production rate of approximately 400,000 ounces of gold per year by 2013.

At its southern operations in Minas Gerais, the Company recently completed a NI 43-101 compliant technical report adding 276,850 ounces of measured and indicated mineral resources and 127,820 ounces of inferred mineral resources.  Jaguar now has an estimated 4,045,130 ounces of measured and indicated gold mineral resources based on 32,154,590 tonnes at an average grade of 3.91 grams per tonne, and 1,089,770 ounces of inferred gold mineral resources based on 8,147,370 tonnes at an average grade of 4.16 grams per tonne.  Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 1,932,550 ounces of gold based on 16,987,040 tonnes at an average grade of 3.54 grams per tonne.

At its Gurupi Project in northern Brazil, Jaguar has an estimated 2,518,170 ounces of indicated gold mineral resources based on 69,887,500 tonnes at an average grade of 1.12 grams per tonne, and 616,630 ounces of inferred gold mineral resources based on 18,676,700 tonnes at an average grade of 1.03 grams per tonne.  Estimated probable reserves, which are included in the above mentioned indicated mineral resources, total 2,327,930 ounces of gold based on 63,756,700 tonnes at an average grade of 1.14 grams per tonne.

In total, Jaguar now has an estimated 6,563,300 ounces of measured and indicated gold mineral resources based on 102,042,090 tonnes at an average grade of 2.00 grams per tonne, and 1,706,400 ounces of inferred gold mineral resources based on 26,824,070 tonnes at an average grade of 1.98 grams per tonne.  Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 4,260,480 ounces of gold based on 80,743,740 tonnes at an average grade of 1.64 grams per tonne.

Most of Jaguar’s primary ore bodies and development targets remain open at depth and along strike.  Through its intensive brownfield exploration programs, the Company continues to add gold resources to its mineral inventory at its operations in Minas Gerais and at the Gurupi Project.

The Company’s objective is to enhance shareholder value by building, operating and expanding cost-effective gold mines, by adding mineral resources and ore reserves to its existing mineral inventory and by pursuing accretive transactions to support the Company’s growth targets.  The Company plans to achieve this objective by completing the development of its Gurupi Project and expanding overall production at its three underground operations.  Management believes there is an opportunity to expand current operations beyond the present targets as additional resource potential in mineralized zones in close proximity to its existing mines are discovered and evaluated.

Jaguar’s well-developed infrastructure, resource base, experienced personnel and rigorous health, safety and environmental programs favorably position the Company to achieve sustainable growth.

The Company believes that based on cash on hand and assumptions concerning production costs, foreign exchange rates, forward gold prices and available borrowing capability, cash flow generated by operations, debt, and other identified sources of capital will be sufficient to finance its operations and expansions to execute on its plan.

Following the conclusion of the third quarter 2011, Jaguar’s management announced that it expects full year 2011 production to be in the range of 155,000 to 163,000 ounces of gold at an average cash operating cost in the range of $835 to $845 per ounce.  This estimate was based on actual production during the first three quarters of the year and the current rate of production at the Company’s mining operations, including consideration of the mill issues at Paciência described below under Paciência.

OPERATING MINES AND DEVELOPMENT PROJECTS

Production and Operating Performance

The following tables set forth certain operating data for Turmalina, Paciência and Caeté for the three and nine months ended September 30, 2011 and 2010.

Quarter Ended September 30, 2011 Operating Data

	Ore	Feed		Plant		Cash	Cash
	Processed	grade		Recovery	Production	Operating	Operating
	(t000)	(g/t	)	rate (%)	(ounces)	cost/t	cost/ounce
Turmalina	179	3.11		89%	16,204	$80.50	$906
Paciência	119	2.60		91%	8,572	73.00	929
Caeté	171	3.24		88%	15,885	78.10	841
Total	469	3.03		89%	40,661	$77.70	$886

Nine Months Ended September 30, 2011 Operating Data

	Ore	Feed		Plant		Cash	Cash
	Processed	grade		Recovery	Production	Operating	Operating
	(t000)	(g/t	)	rate (%)	(ounces)	cost/t	cost/ounce
Turmalina	474	3.43		90%	47,931	$77.00	$821
Paciência	352	3.07		92%	32,949	65.00	683
Caeté	498	2.99		87%	41,487	72.80	879
Total	1,324	3.17		90%	122,367	$72.20	$804

Quarter Ended September 30, 2010 Operating Data

	Ore	Feed		Plant		Cash	Cash
	Processed	grade		Recovery	Production	Operating	Operating
	(t000)	(g/t	)	rate (%)	(ounces)	cost/t	cost/ounce
Turmalina	200	2.78		89%	16,350	$59.80	$912
Paciência	167	3.24		93%	16,526	60.20	695
Caeté	101	2.85		89%	8,500	62.70	776
Total	468	2.96		90%	41,376	$60.60	$798

Nine Months Ended September 30, 2010 Operating Data

	Ore	Feed		Plant		Cash	Cash
	Processed	grade		Recovery	Production	Operating	Operating
	(t000)	(g/t	)	rate (%)	(ounces)	cost/t	cost/ounce
Turmalina	549	3.29		87%	49,206	$63.90	$748
Paciência	491	3.25		93%	45,479	60.60	683
Caeté	101	2.85		89%	8,500	62.70	776
Total	1,141	3.23		89%	103,185	$62.40	$722

During the nine months ended September 30, 2011, the Company produced a total of 122,367 ounces of gold at an average cash operating cost of $804 per ounce compared to 103,185 ounces of gold at an average cash operating cost of $722 per ounce during the same period last year (See Non-IFRS Performance Measures).

During the quarter ended September 30, 2011, the Company produced a total of 40,661 ounces of gold at an average cash operating cost of $886 per ounce compared to 41,376 ounces of gold at an average cash operating cost of $798 per ounce for the same period last year (See Non-IFRS Performance Measures).  The 11 percent increase in the Company’s average cash operating cost during the quarter ended September 30, 2011 as compared to the same period in 2010 was primarily the result of higher labor expenses, which included one-time payments for incentive/retention bonuses and unique, salary premiums as agreed to in the June labor negotiations.

Jaguar sold a new quarterly record of 41,390 ounces of gold at an average realized price of $1,692 per ounce in the quarter ended September 30, 2011 compared to 38,861 ounces of gold at an average realized price of $1,254 per ounce in the quarter ended September 30, 2010.  Gold sales generated a cash operating margin of $806 per ounce for the quarter ended September 30, 2011 compared to a cash operating margin of $456 per ounce in the quarter ended September 30, 2010.

Jaguar continued its investments and efforts to improve operational flexibility across all of its operations during the quarter ended September 30, 2011.  Underground mine development reached a quarterly record of 6.55 kilometers.  The number of available stopes was increased from 34 to 43 and the number of operating faces increased from 74 to 91.  Underground infill drilling increased by over 50 percent from the second quarter 2011 and reached a total of 18,840 meters.  Continuing investment in new mine fleet acquisitions has increased equipment availability and is expected to boost productivity in the fourth quarter and beyond.

Turmalina

As of 2011, the primary mining method utilized at the Turmalina underground mine is “cut and fill” with paste fill.  Ore produced at the Turmalina Mine is transported to the adjacent 2,000 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant.

During the quarter ended September 30, 2011, Turmalina produced 16,204 ounces of gold at an average cash operating cost of $906 per ounce compared to 16,350 ounces of gold at an average cash operating cost of $912 per ounce during the quarter ended September 30, 2010.   Ore processed during the quarter totaled 179,000 tonnes at an average feed grade of 3.11 grams per tonne.

Underground development at the Turmalina Mine totaled a record 2.2 kilometers during the quarter ended September 30, 2011.

Paciência

Paciência’s mining complex is composed of multiple underground operations that utilize the “cut and fill” mining method with a treated tailings backfill system.  Ore produced from these mines is transported to the adjacent 2,000 tpd CIP processing plant (the “Paciência Plant”).

During the quarter ended September 30, 2011, ore processed at Paciência totaled 119,000 tonnes at an average feed grade of 2.60 grams per tonne compared to 167,000 tonnes at an average feed grade of 3.24 grams per tonne during the quarter ended September 30, 2010.

During the third quarter 2011, Paciência produced 8,572 ounces of gold at an average cash operating cost of $929 per ounce compared to 16,526 ounces of gold at an average cash operating cost of $695 per ounce during same period last year.  The 48 percent decrease in gold production and 34 percent increase in cash operating costs at Paciência were attributable to the commencement of Pilar Mine ore being hauled to the new Caeté operation and lower feed grades from the Santa Isabel Mine.  The reduced grade is attributable to the narrower sections of the ore bodies mined during the quarter at the Santa Isabel Mine, which are characterized by pinch and swell geology.

In late September, the #1 ball mill at the Paciência Plant began to experience mechanical problems from excessive vibration in the pinion bearing housing.  Initial attempts at provisional repairs were unsuccessful and continuing vibration caused the mill to be shut down in early October for repair and alignment of the drive components, motor and mill gear box.  Concurrent with the initiation of the repairs to the #1 ball mill, the #2 mill began to experience similar mechanical issues.  Several consulting groups and engineers were engaged to determine the cause of the mechanical failures and a remediation plan for both.  Recommended changes and adaptations to the drive components of the mills are being implemented in phases and will cause periodic interruption of milling operations during the fourth quarter.  The full repair of the drive components in both mills is expected to be completed in the first quarter of 2012.

Combined underground development for the mines supplying the Paciência Plant totaled 2.2 kilometers during the quarter.

Caeté

Caeté’s mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stoping”.  Ore produced from these mines is transported to the 2,200 tpd capacity CIP processing plant (the “Caeté Plant”) adjacent to the Roça Grande Mine.  The Company declared commercial production at the Caeté Plant during the third quarter of 2010.

During the quarter ended September 30, 2011, Caeté produced 15,885 ounces of gold at an average cash operating cost of $841 per ounce compared to 8,500 ounces of gold at an average cash operating cost of $776 during the same period last year.

Caeté operated at full capacity and milled 170,647 tonnes of ore during the quarter.  This was an increase of 6 percent compared to the second quarter of 2011.  The operation improved its average feed grade from 2.69 grams per tonne in the second quarter to 3.24 grams per tonne in the third quarter.  The combined improvement in tonnes milled and higher feed grade resulted in a 31 percent increase in total gold ounces recovered from the second quarter 2011.

Underground development at the Pilar and Roça Grande mines totaled 2.2 kilometers during the quarter ended September 30, 2011.

Sabará

During the quarter ended September 30, 2011, the Sabará Plant remained on care and maintenance.  The Company continues to evaluate strategic alternatives for this Plant.

Gurupi Open Pit Project

The Board of Directors of the Company has approved continued advancement of the Project.  Construction work on infrastructure is continuing and the development of new housing for relocating families is underway.  The issuance of the Installation License for the construction of the process plant is expected before the end of the year.  The Board of Directors has also approved the ordering of long lead time mining and process plant equipment.  Purchase negotiations are underway.

Further key activities currently being conducted by the Company at the Gurupi Project are as follows: completion of detailed engineering and the preparation of a definitive control budget; updating of the resource estimates to incorporate ongoing infill and step out drilling results; updating of the Life of Mine (LOM) plan and reserve estimates based on a new resource model and the latest geo-technical design criteria; and preparation of a new cash flow model with updated economic parameters.

Term sheets for non-recourse project specific financing have been tendered from multiple institutions and are currently being considered.  The Board of Directors has approved bringing the Project financing to completion, which is targeted for the first half of 2012.

During the quarter, the Company continued with the 30,000-meter drill program on targets in close proximity to the main ore bodies identified in the feasibility study.  Initial drilling results are encouraging and confirm the potential to increase gold mineral resources at the Project’s Cipoeiro and Chega Tudo ore bodies, currently estimated at 69,887,500 tonnes at 1.12 grams per tonne, totaling 2,518,170 ounces.

See update below under Exploration - Northern Brazil.

Pedra Branca Project

In March 2007, Jaguar entered into an earn-in agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil.  This greenfield exploration project has mineral concessions totaling 51,568 hectares located in and around municipal areas with good infrastructure.

Since 2007, Jaguar has been carrying out geological reconnaissance, trenching and soil geochemistry in the concession area, as well as conducting exploration drilling to test the continuity of the mineralization at depth and laterally.

During 2010, Jaguar’s exploration effort on the Pedra Branca Project focused on detailing and prioritizing the previously identified large scale gold anomalies within the greater project area by means of soil sampling and close-spaced exploration trenches.  A total of over 20,700 meters of trenches were excavated, mapped and sampled.

Known gold mineralization occurrences are characterized by quartz veins, silicified hydrothermal alteration zones and/or rock strata of quartz-feldspar-muscovite composition measuring hundreds of meters along strike by 1 meter to 5 meters width across and grading roughly 1 g/t to 3 g/t of gold.  Occasional bonanza gold grades (e.g.: 118 g/t Au) are encountered.

The Company has identified a total of 18 mineralized zones at the Pedra Branca Project.  These targets are characterized by continuity of mineralization and based on at least two successive trenching intercepts.  Mineralization areas are typically 150 m2 to 1,250 m2 and average gold grades range from 0.8 g/t to 6.2 g/t.

The overall discovery footprint area is of the order of 9,200 m2 with an average gold grade of 2.0 g/t.

Among the 18 targets, the Coelho, Queimadas and Mirador high priority targets had previously been drilled, having returned drilling results and geological datasets considered technically sufficient for preliminary resource estimation reports.

There was no activity reported at the Pedra Branca Project during the quarter ended September 30, 2011.

EXPLORATION

Jaguar’s exploration activities during the quarter ended September 30, 2011 focused on the expansion of resources and reserves, laterally and at depth, on targets in and around existing operations.  As stated above under Gurupi Open Pit Project, Jaguar is also conducting a 30,000 m infill and exploratory drilling campaign at this Project, with a total of six drill rigs working around the clock.

The table below presents a summary of the Company’s exploration drilling program during the quarter:

Region	Target	Operation/Project	Meters Drilled	Drill Holes
Southern Brazil	Ore Bodies A and B	Turmalina	2,051	7
	Santa Isabel Mine	Paciência	1,140	5
	Pilar Mine	Caeté	1,150	4
Northern Brazil	Cipoeiro	Gurupi Open Pit Project	3,418	14
	Chega Tudo	Gurupi Open Pit Project	7,380	26
Total			15,139	56

Southern Brazil

•
Turmalina - Ore Bodies A and B: As part of a 5,800-meter mineral resource expansion drilling program to test the continuity at depth of the 60o dipping and NE-plunging mineralized structure, underground drilling was conducted from collar positions stationed along a 370-meter long exploration drift located on Mine Level 4, which is 370 meters above sea level (“asl”).  The purpose of this program is to establish the continuity of the ore bodies at depth, down to 250 meters beneath currently known mineral resources.

•
Paciência - Santa Isabel Mine and NW1 Target: The 3,000 meter deep-drilling program at the Santa Isabel Mine continued from the 530-meter long underground exploration drift developed on Mine Level 4 (775 meters asl).  The aim of the program is to delineate a new ore resource panel at depth, down to 150 meters beneath the deepest known mineral resources.

•
Caeté - Pilar Mine: The Company continued with the 9,200-meter deep underground drilling campaign at the Pilar Mine.  Collar positions were located on a 200-meter long exploration drift on Mine Level 3 (545 meters asl) intended to establish the continuity of the 50o dipping, SSE plunging mineralized structure in an ore panel extending 300 meters beneath the deepest known resources.

In all above mentioned targets, drilling results have confirmed the continuity of mineralized structures and mineral resources deposits, including locally high-grade gold mineralization.  During the first half of 2012, the Company intends to complete a statement of resources for these targets.

Subsequent to the quarter ended September 30, 2011, the Company completed and filed a NI 43-101 compliant statement of resource technical report for its Faina and Pontal targets.  Faina and Pontal are refractory ore deposits located near the Turmalina Mine.

Northern Brazil (Gurupi Project)

As stated above, during the quarter ended September 30, 2011, Jaguar continued with the 30,000-meter drilling program at the Cipoeiro and Chega Tudo ore bodies.  The initial goal is to upgrade inferred mineral resources to indicated mineral resources in the lateral and deeper portions of these known deposits as well as increase inferred mineral resources.

Initial infill, step-out and depth extension drilling results are encouraging and suggest down-dip mineralization continuity.  Management believes this significantly enhances the Project’s exploration potential and the possibility to expand the Company’s future production profile in the region.

Previous resource drilling campaigns at the Gurupi Project had delineated the mineralization down to 170 meters vertical depth at Cipoeiro and 130 meters vertical depth at Chega Tudo.

Phase One of the current drilling program consists of 22,000 meters of infill and step-out drilling intended to convert inferred resources into indicated resources within the pit-shell in accordance with the Feasibility Study filed on SEDAR in January 2011, as well as to test the down-dip continuity of both the Cipoeiro and Chega Tudo ore bodies down to 250 vertical meters on a regular grid.

In addition to the infill and step-out program, a total of eight deeper holes were planned to test the mineralization down to 400 vertical meters.  Preliminary results from a couple of deep holes at Chega Tudo suggest the extension of the mineralization to approximately 300 meters.

While the infill drilling confirms the mineralization is in line with the grade and width indicated from previous drilling programs, the step-out drilling demonstrates that the mineralization is persistent down-dip in both ore bodies as a pervasive pyrite-gold assemblage associated with NW-SE shear zones.

The Company has executed approximately 65 percent (14,346 meters) of the planned Phase One drilling work.  Significant results from the initial 25 diamond drill holes (4,249 meters) that represent the Phase One drilling results available to date at the Cipoeiro and Chega Tudo ore bodies are presented in the tables below.

Phase Two, which is expected to commence in December 2011 and include 53 holes in 8,400 meters, is intended to test the lateral extension of hydrothermal alteration zones and sulfide mineralization adjacent to Chega Tudo and Cipoeiro in order to potentially expand the existing mineral resource base.

Jaguar expects to provide another exploration update for the Gurupi Open Pit Project early in 2012.  A new assessment of the Project’s mineral resources inventory is expected during the second quarter 2012.

Chega Tudo - Drilling Results
Hole	From (m)	To (m)	Au (g/t)	Length (m)	Type of Intersection
FCTU0003	69.10	76.10	1.20	7.00	Infill
	164.10	178.10	1.00	14.00	Step-out
	177.10	178.10	5.29	1.00
FCTU0004	117.00	126.00	0.99	9.00	Infill
FCTU0005	85.00	101.00	2.11	16.00	Infill
	175.00	198.00	1.13	23.00	Step-out
FCTU0006	105.90	110.00	2.87	4.10	Infill
FCTU0007	0.00	7.00	1.05	7.00	Infill
	29.00	47.00	0.94	18.00	Infill
	125.00	137.00	1.07	12.00	Step-out
FCTU0008	38.85	51.05	0.82	12.20	Step-out
FCTU0009	30.00	35.40	1.08	5.40	Step-out
	60.15	64.00	1.42	3.85	Infill
	127.00	151.55	0.91	24.55	Step-out
FCTU0010	137.00	140.00	3.40	3.00	Infill
	176.00	182.00	0.95	6.00	Step-out
FCTU0012	40.45	48.00	1.08	7.55	Infill
FCTU0019	185.00	193.00	2.41	8.00	Step-out
FCTU0023	351.00	367.80	1.04	16.80	Deep Hole Step-out
                Note: Not all lengths represent true thickness.

Cipoeiro Drilling Results
Hole	From (m)	To (m)	Au (g/t)	Length (m)	Type of Intersection
FCP0010	0.00	36.00	0.75	36.00	Step-out
	115.75	117.70	11.61	1.95	Step-out
	169.00	186.00	0.70	17.00	Step-out
	169.00	170.00	5.08	1.00
	185.00	186.00	3.93	1.00
FCP0013	61.70	73.00	2.06	11.30	Infill
	64.20	65.00	20.29	0.80
	80.00	82.00	5.84	2.00	Infill
	81.00	82.00	11.12	1.00
FCP0015	141.00	182.70	1.21	41.70	Infill
FCP0016	72.00	74.00	5.29	2.00	Infill
	105.00	120.70	1.57	15.70	Infill
FCP0017	59.00	120.00	0.73	61.00	Infill
FCP0018	20.55	22.80	3.46	2.25	Infill
FCP0019	108.00	124.00	0.74	16.00	Step-out
FCP0022	112.25	125.00	1.32	12.75	Infill
               Note: Not all lengths represent true thickness.

The drill results herein disclosed were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine Services, LLC.  Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101 and amendments and additions thereto.  SGS Geosol and Acme Laboratories located in the state of Minas Gerais, Brazil, provided independent sample preparation and assay services, using standard industry practices.  There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in additions to the mineral resources.

MINERAL RESOURCES AND RESERVES

During October 2011, the Company completed a NI 43-101 compliant technical report on the Faina and Pontal targets located within the Turmalina mining complexes.  This technical report added 276,850 ounces of measured and indicated mineral resources and 127,820 ounces of inferred mineral resources to Jaguar’s total mineral resources, as detailed in the tables below.

At its southern operations in Minas Gerais, Jaguar has an estimated 4,045,130 ounces of measured and indicated gold mineral resources based on 32,154,590 tonnes at an average grade of 3.91 grams per tonne and 1,089,770 ounces of inferred gold mineral resources based on 8,147,370 tonnes at an average grade of 4.16 grams per tonne.  Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 1,932,550 ounces of gold based on 16,987,040 tonnes at an average grade of 3.54 grams per tonne.

At its Gurupi Project in northern Brazil, Jaguar has an estimated 2,518,170 ounces of indicated gold mineral resources based on 69,887,500 tonnes at an average grade of 1.12 grams per tonne, and 616,630 ounces of inferred gold mineral resources based on 18,676,700 tonnes at an average grade of 1.03 grams per tonne.  Estimated probable reserves, which are included in the above mentioned indicated mineral resources, total 2,327,930 ounces of gold based on 63,756,700 tonnes at an average grade of 1.14 grams per tonne.

In total, Jaguar has an estimated 6,563,300 ounces of measured and indicated gold mineral resources based on 102,042,090 tonnes at an average grade of 2.00 grams per tonne, and 1,706,400 ounces of inferred gold mineral resources based on 26,824,070 tonnes at an average grade of 1.98 grams per tonne.  Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 4,260,480 ounces of gold based on 80,743,740 tonnes at an average grade of 1.64 grams per tonne.

Ivan C. Machado, M.Sc., P.E., P.Eng. revised the Company’s summary of mineral resources and reserves.  Mr. Machado serves as Jaguar’s independent Qualified Person in accordance with NI 43-101.

Table 1 - Summary of Estimated Mineral Resources[1]

	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)	
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Southern Brazil										
Paciência										
Santa Isabel[(2)]	2,913,290	3.44	774,060	2.80	3,687,350	3.31	812,240	3.61	391,930	94,280
Other [(3)] [(4)]	1,531,090	3.61	1,567,000	3.97	3,098,090	3.79	500,000	5.00	377,760	80,390
Other[(5)] [(6)]	325,500	5.89	930,700	4.66	1,256,200	4.98	248,200	4.87	201,100	38,860
Total	4,769,880	3.66	3,271,760	3.89	8,041,640	3.75	1,560,440	4.26	970,790	213,530
Caeté Project										
Pilar[(7)]	2,459,860	3.85	1,619,160	4.63	4,079,020	4.16	1,452,380	3.40	545,570	158,780
Roça Grande[(7)]	4,612,130	3.09	4,801,740	3.79	9,413,870	3.45	1,536,480	3.63	1,043,730	179,200
Other[(8)] [(4)]	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,650	64,070
Other[(9)] [(6)]	190,000	7.19	886,800	4.05	1,076,800	4.60	672,600	4.26	159,250	92,040
Total	7,790,990	3.59	7,837,700	4.13	15,628,690	3.86	3,991,460	3.85	1,941,200	494,090
Turmalina										
Faina and Pontal[(10)]	258,800	3.62	4,161,500	3.94	4,420,300	3.92	1,336,400	3.49	556,720	149,810
Ore Body A [(11)]	148,820	3.71	1,683,460	5.41	1,832,280	5.27	554,050	7.02	310,600	125,060
Ore Body B[(11)]	118,580	4.92	481,720	5.47	600,300	5.36	255,550	5.51	103,490	45,280
Ore Body C[(11)]	750,860	2.76	880,520	3.38	1,631,380	3.09	449,470	4.29	162,330	62,000
Total	1,277,060	3.25	7,207,200	4.32	8,484,260	4.15	2,595,470	4.58	1,133,140	382,150
Total Southern Brazil	**13,837,930**	**3.59**	**18,316,660**	**4.16**	**32,154,590**	**3.91**	**8,147,370**	**4.16**	**4,045,130**	**1,089,770**
Northern Brazil										
Gurupi										
Cipoeiro[(12)]	-	-	49,181,700	1.17	49,181,700	1.17	6,738,900	1.11	1,855,470	239,640
Chega Tudo[(12)]	-	-	20,705,800	1.00	20,705,800	1.00	11,937,800	0.98	662,700	376,990
Total Northern Brazil	-	-	**69,887,500**	**1.12**	**69,887,500**	**1.12**	**18,676,700**	**1.03**	**2,518,170**	**616,630**
TOTAL IN SITU RESOURCES					**102,042,090**	**2.00**	**26,824,070**	**1.98**	**6,563,300**	**1,706,400**

Table 2 - Summary of Estimated Mineral Reserves[1]							
	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Southern Brazil							
Paciência							
Santa Isabel[(2)]	2,868,120	3.20	790,610	2.51	3,658,730	3.05	358,920
Caeté Project							
Pilar[(7)]	2,227,670	3.42	1,480,930	4.14	3,708,600	3.71	442,110
Roça Grande[(7)]	2,627,960	3.01	2,954,110	3.72	5,582,070	3.39	607,890
Total	4,855,630	3.20	4,435,040	3.86	9,290,670	3.51	1,050,000
Turmalina							
Ore Body A[(11)]	150,490	3.27	1,654,310	5.14	1,804,800	4.98	289,240
Ore Body B[(11)]	114,980	4.44	474,560	4.90	589,540	4.81	91,190
Ore Body C[(11)]	752,890	2.39	890,410	2.98	1,643,300	2.71	143,200
Total	1,018,360	2.75	3,019,280	4.47	4,037,640	4.03	523,630
Total Southern Brazil	**8,742,110**	**3.15**	**8,244,930**	**3.95**	**16,987,040**	**3.54**	**1,932,550**
Northern Brazil							
Gurupi Project							
Cipoeiro[(12)]	-	-	45,043,500	1.20	45,043,500	1.20	1,734,860
Chega Tudo[(12)]	-	-	18,713,200	0.99	18,713,200	0.99	593,070
Total Northern Brazil	-	-	**63,756,700**	**1.14**	**63,756,700**	**1.14**	**2,327,930**
TOTAL	**8,742,110**	**3.15**	**72,001,630**	**1.46**	**80,743,740**	**1.64**	**4,260,480**

Notes

(1)
Mineral Resources listed include mineral reserves.  Some columns and rows may not total due to rounding.
Estimated resources and reserves are lower than indicated as such figures do not take into account 2011 production.

(2)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.

(3)	Rio de Peixe, Bahú, and Marzagão.

(4)	TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 23, 2004.

(5)	Palmital, Ouro Fino, Quati, BIF Norte, and Bocaina.

(6)	TechnoMine NI 43-101 Multi-Target Resource Estimate Technical Report filed on SEDAR on June 21, 2011.

(7)	TechnoMine NI 43-101 Amended Feasibility Study Technical Report on the Caeté Gold Project filed on SEDAR on March 21, 2011.

(8)	Juca Vieira and Morro do Adão.

(9)	Boa Vista, Fernandes, Camará I, Camará II, and Serra Paraíso.

(10)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Mining Complex filed on SEDAR on November 9, 2011.

(11)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project filed on SEDAR on September 11, 2008.

(12)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Gurupi Project filed on SEDAR on January 31, 2011.

FINANCIAL REVIEW

During the quarter ended September 30, 2011, the market price of gold (London PM Fix) traded in a range from $1,483 to $1,895 and averaged $1,700.  This was approximately 39 percent higher than the average price for the three months ended September 30, 2010.  Gold prices were highly volatile during the quarter ended September 30, 2011 and have continued to be influenced by interest rates, uncertainty in the credit and financial markets, political unrest, investment and physical demand and inflation expectations.

As previously stated, the Company reports its financial statements in US$, however a significant portion of the Company’s expenses are incurred in either Cdn$ or R$.  The average rates of exchange for the Cdn$ per US$1.00 for the quarters ended September 30, 2011 and 2010 were 0.98 and 1.04 respectively.  The average rates of exchange for the R$ per US$1.00 for the quarters ended September 30, 2011 and 2010 were 1.64 and 1.75 respectively.

All things being equal, a 10 percent change in the average market price of gold during the quarter ended September 30, 2011 would have changed the Company’s income after income taxes by approximately $4.6 million.  Likewise, a 10 percent change in the average R$ exchange rate during the quarter ended September 30, 2011 would have changed operating income by approximately $10.9 million.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Quarter Ended1
(unaudited)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
($ in 000s, except per share amounts)	2011	2011	2011	2010	2010	2010	2010	2009
Net sales	$70,041	$60,557	$55,140	$44,554	$48,712	$36,853	$40,670	$39,497
Net income (loss)	(51,272)	15,586	3,724	(9,634)	19,230	(14,238)	26,818	(29,381)
Basic income (loss) per share	(0.61)	0.18	0.04	(0.11)	0.23	(0.17)	0.32	(0.36)
Diluted income (loss) per share	(0.61)	0.18	0.04	(0.11)	0.23	(0.17)	0.31	(0.36)

1. Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

Summary of Key Operating Results

	Quarter Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$70,041	$48,712	$185,739	$126,234
Ounces sold	41,390	38,861	121,368	106,395
Average sales price ($ per ounce)	1,692	1,254	1,530	1,186
Gross profit	17,716	256	41,536	9,792
Net income (loss)	(51,272)	19,230	(31,962)	31,810
Basic income (loss) per share	(0.61)	0.23	(0.38)	0.38
Diluted income (loss) per share	(0.61)	0.23	(0.38)	0.37
Weighted avg. # of shares outstanding - basic	84,388,909	84,224,952	84,378,791	84,117,099
Weighted avg. # of shares outstanding - diluted	84,388,909	84,652,178	84,378,791	85,307,435

Quarter Ended September 30, 2011 Compared to September 30, 2010

Sales in the quarter ended September 30, 2011 increased $21.3 million or 44 percent from the quarter ended September 30, 2010, primarily due to an increase in the ounces of gold sold and an increase in the average realized gold price.  The number of ounces of gold sold increased 7 percent to 41,390 ounces in the quarter September 30, 2011 compared to 38,861 ounces in the quarter ended September 30, 2010.  The average realized gold price increased to $1,692 per ounce from $1,254 per ounce in the same quarter last year.

Gross profit for the quarter ended September 30, 2011 increased to $17.7 million from $0.3 million for the quarter ended September 30, 2010 primarily due to the increase in gold sales.  The Company recognized a net loss of $51.3 million and a net profit of $19.2 million for the quarters ended September 30, 2011 and 2010, respectively. The net loss for the quarter ended September 30, 2011 is primarily due to a $27.3 million non-cash, non-operating expense from an unrealized loss on the conversion option embedded in the convertible debt; an $18.6 million foreign exchange loss resulting from a significant decline in the value of the R$ vs. the US$; and $5.6 million of deferred income taxes.

Review of Certain Operating Expenses and Other Income and Expenses

	Quarter Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
(unaudited)
($ in 000s)
Stock based compensation	$4,007	$(3,639)	$946	$(2,083)
Administration	6,044	5,133	16,718	14,249
Derivative loss	1,219	127	805	319
Conversion option embedded in convertible debt (gain) loss	27,260	(21,978)	19,420	(46,827)
Foreign exchange (gain) loss	18,559	(2,299)	8,944	(725)
Interest expense	7,203	4,157	19,960	12,501
Interest income	(2,854)	(645)	(7,186)	(3,155)

Stock based compensation expense varies depending upon fluctuations in Jaguar’s share price, as well as the timing of the vesting of Jaguar’s stock options, deferred share units, restricted share units, and share appreciation rights. The stock based compensation expense (recovery) for the quarter ended September 30, 2011 includes $288,000 for deferred share units, $933,000 for restricted share units, ($12,000) for share appreciation rights and $2.8 million for stock options.

Administrative costs increased from $5.1 million during the quarter ended September 30, 2010 to $6.0 million during the quarter ended September 30, 2011.  Administration costs include legal and accounting costs, costs to maintain offices and personnel, and costs associated with being a publicly-traded company.  Given the Company’s development stage, administration costs are on par with other South American gold producers on a unit of production basis, and are viewed by management as appropriate to achieve the Company’s growth targets.

The Company recognized an unrealized loss of $1.1 million for the quarter ended September 30, 2011 versus an unrealized gain of $570,000 for the quarter ended September 30, 2010 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized a realized loss of $129,000 for the quarter ended September 30, 2011 versus a realized gain of $805,000 for the quarter ended September 30, 2010 on forward foreign exchange contracts. The closing price of the US$ strengthened against the R$ from 1.56 to 1.85 during the quarter ended September 30, 2011. (See Risk Management Policies - Hedging).

The conversion option component embedded in the 4.5 percent convertible notes and the 5.5 percent convertible notes is treated as a derivative liability and carried at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Jaguar common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the Statement of Operations and Comprehensive Income (Loss).  During the quarter ended September 30, 2011, a loss of $27.3 million (quarter ended September 30, 2010 - $22.0 million gain) was recognized primarily due to increases in the volatility and credit spread.

A foreign exchange loss of $18.6 million was recognized during the quarter ended September 30, 2011 versus a gain of $2.3 million during the quarter ended September 30, 2010 primarily due to volatility of the R$ and Cdn$.  During the quarter ended September 30, 2011, foreign exchange losses were incurred primarily due to cash on hand held in Brazil and Canada, and prepaid taxes recoverable from the Brazilian tax authorities. The foreign exchange losses were offset by foreign exchange gains on reclamation provisions, future tax liabilities and deferred compensation liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn$ versus the US$.

Interest expense increased from $4.2 million during the quarter ended September 30, 2010 to $7.2 million during the quarter ended September 30, 2011.  Included in interest expense for the three months ended September 30, 2011 is $3.3 million of non-cash interest expense relating to the amortization of the discounts on the convertible notes (three months ended September 30, 2010 - $2.1 million).  During February 2011, the Company issued $103.5 million of 5.5 percent unsecured convertible notes which bear interest at a rate of 5.5 percent per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011 and maturing on March 31, 2016. (See Cash Flow Highlights.)

Interest income increased from $645,000 during the quarter ended September 30, 2010 to $2.9 million during the quarter ended September 30, 2011.  Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Quarter Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Operating activities	$29,979	$11,393	$71,030	$24,743
Financing activities	(5,005)	7,284	81,704	11,153
Investing activities	(33,882)	(28,236)	(80,094)	(107,485)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(14,767)	112	(10,138)	(490)
Increase (decrease) in cash for the period	(23,675)	(9,447)	62,502	(72,079)
Beginning cash balance	125,400	58,624	39,223	121,256
Ending cash balance1	$101,725	$49,177	$101,725	$49,177

1Cash balance excludes $909,000 of restricted cash on September 30, 2011 and $908,000 on December 31, 2010.

As at September 30, 2011 and December 31, 2010, the Company had cash and cash equivalents of $101.7 million and $39.2 million, respectively.

Cash flow from operating activities generated $30.0 million of cash during the quarter ended September 30, 2011 versus $11.4 million generated during the quarter ended September 30, 2010. Cash flow from operating activities generated $71.0 million of cash during the nine months ended September 30, 2011 versus $24.7 million generated during the nine months ended September 30, 2010.

Cash flow from financing activities consumed $5.0 million of cash during the quarter ended September 30, 2011 and generated $7.3 million during the quarter ended September 30, 2010.  During the nine months ended September 30, 2011, financing activities generated $81.7 million primarily as a result of the issuance of $103.5 million of 5.50% senior convertible notes during February 2011.

Investing activities consumed $33.9 million of cash during the quarter ended September 30, 2011 ($80.1 million for the nine months ended September 30, 2011) versus $28.2 million for the quarter ended September 30, 2010 ($107.5 million for the nine months ended September 30, 2010).  The funds were primarily used for underground development.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $14.8 million loss during the quarter ended September 30, 2011 ($10.1 million loss for the nine months ended September 30, 2011), compared to a $112,000 gain during the quarter ended September 30, 2010 ($490,000 loss for the nine months ended September 30, 2010).  This reflects the changes of the R$ and Cdn$ versus the US$ during the respective periods.

Cash Requirements - 2011 Capital Spending Program
($ in 000s)

	Quarter Ended September 30 2011	Nine Months Ended September 30 2011	Budget Remainder of 2011	Total Budget for 2011
Turmalina	$7,652	$20,587	$1,867	$22,454
Paciência	9,380	25,007	4,405	29,412
Caeté	11,473	24,568	3,476	28,044
Gurupi	5,328	8,502	41,237	49,739
Other Spending	49	1,430	565	1,995
Total capital spending	$33,882	$80,094	$51,550	$131,644

The Company believes that its cash held in accounts, cash flow generated by operations, debt, and other identified sources of capital is sufficient to finance its operations and expansions to execute on its plan.

Total Capital Spending During the Period
($ in 000s)

	Quarter Ended September 30 2011	Nine Months Ended September 30 2011
Capital spending - excluding exploration	$30,370	$69,834
Capital spending - exploration	3,512	10,260
Total capital spending	$33,882	$80,094

Amount paid in cash	33,882	80,094
Amount financed	-	-
Total capital spending	$33,882	$80,094

The Company has identified the following primary uses of capital during 2011:

(a)	Gurupi exploration and pre-development;
(b)	sustaining capital to maintain existing operations; and
(c)	exploration at brownfield properties in the Iron Quadrangle.

Commitments

The Company’s commitments as of September 30, 2011 are summarized as follows ($ in 000s):

Commitments	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Notes payable
Principal	$20,764	$10,351	$268,687	$-	$299,802
Interest	13,640	26,334	12,271	-	52,245
Derivatives
Forward foreign exchange contracts	893	-	-	-	893
	$35,297	$36,685	$280,958	$-	$352,940
Other Commitments
Operating lease agreements	$194	$-	$-	$-	$194
Management agreement1
Operations	149	-	-	-	149
Suppliers' agreements
Mine operations2	2,398	-	-	-	2,398
Drilling3	1,174	-	-	-	1,174
Engineering4	3,146	-	-	-	3,146
Reclamation provisions5	2,463	2,186	719	31,098	36,466
	$9,524	$2,186	$719	$31,098	$43,527

Total	$44,821	$38,871	$281,677	$31,098	$396,467

1 The remaining term of the management agreement is one year. (See Note 9(a) to the Company’s quarterly financial statements for the quarters ended September 30, 2011 and 2010.)
2 The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
3 The Company has the right to cancel the drilling contracts with 30 to 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 to 60 days.
4 The Company has entered into an engineering contract for the Gurupi project which is to be completed within eight months.
5 The reclamation provisions are not adjusted for inflation and are not discounted.

Balance Sheet Highlights
($ in 000s)

	September 30	December 31
	2011	2010
Current assets	$161,096	$95,409
Long term assets	514,114	473,969
Total assets	$675,210	$569,378

Current liabilities	$83,364	$75,967
Long term liabilities	320,375	192,941
Total liabilities	$403,739	$268,908

Working capital increased $58.3 million from $19.4 million at December 31, 2010 to $77.7 million at September 30, 2011.  In February 2011, the Company issued $103.5 million of 5.5% senior unsecured convertible notes. During the quarter ended September 30, 2011, the Company paid $33.9 million for capital expenditures. (See Total Capital Spending during the Period.)

Risk Management Policies - Hedging

Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies.  The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As of September 30, 2011, the Company has forward foreign exchange contracts to purchase R$ at a weighted average of R$1.6966 per $1.00 as follows:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
28-Oct-11	$1,000	R $	1,652
31-Oct-11	1,000		1,835
30-Nov-11	1,000		1,663
30-Nov-11	1,000		1,846
23-Dec-11	1,000		1,623
23-Dec-11	1,000		1,638
23-Dec-11	1,000		1,644
23-Dec-11	1,000		1,672
	$8,000.00	R $	13,573

The Statement of Operations and Comprehensive Income (Loss) include the following amounts of unrealized and realized gains or losses on foreign exchange derivatives ($ in 000s):

	Quarter Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Unrealized (gain) loss	1,090	(570)	1,061	602
Realized (gain) loss	129	(805)	(450)	(1,785)
Total	1,219	(1,375)	612	(1,183)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments.  The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $6.6 million for the three months ended September 30, 2011 compared to an income tax recovery of $2.3 million for the three months ended September 30, 2010.  The income tax provision reflects a current income tax expense of $1.0 million and a deferred income tax expense of $5.6 million.  This compares to a current income tax recovery of $1.3 million and a deferred income tax recovery of $1.0 million for the three months ended September 30, 2010.

The Company recorded an income tax expense of $9.7 million for the nine months ended September 30, 2011 compared to an income tax expense of $2.4 million for the nine months ended September 30, 2010.  The income tax provision reflects a current income tax expense of $2.9 million and a deferred income tax expense of $6.8 million.  This compares to a current income tax expense of $1.3 million and a deferred income tax expense of $1.1 million for the nine months ended September 30, 2010.  The income tax expense reflects the taxes incurred in its Brazil subsidiaries and withholding taxes on inter-company debt interest.  The increase in the tax provision is due mainly to an increase in value of the U.S. dollar during the three and nine months ended September 30, 2011, and its effect on the non-monetary assets.

The Consolidated Balance Sheet reflects a current tax liability of $19.1 million as of September 30, 2011 and $16.7 million at December 31, 2010; and a deferred income tax liability of $7.0 million as of September 30, 2011 and $215,000 at December 31, 2010.

The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

The Company has approximately $56.1 million of tax losses available for carry forward in Canada and $55.5 million of tax losses available for carry forward in Brazil, which can be carried forward indefinitely.  However, only 30 percent of taxable income in Brazil in one year can be applied against the loss carry-forward balance.

RELATED PARTY TRANSACTIONS

The Company incurred fees of $690,000 for the nine months ended September 30, 2011 (nine months ended September 30, 2010 - $970,000) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by the Company’s Chief Operating Officer and Vice President of Exploration and Engineering, with whom the Company entered into a service agreement to render senior management services.  The fees are included in management fees in the Statements of Operations and Comprehensive Income (Loss).  The agreement will expire on December 31, 2011.

The Company incurred occupancy fees of $135,000 for the nine months ended September 30, 2011 (nine months ended September 30, 2010 - $135,000) to Brazilian Resources Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  As at September 30, 2011, prepaid expenses and sundry assets include $25,000 due from BZI relating to leasehold improvements paid by the Company (December 31, 2010 - $70,000).

The Company recognized rental income of $94,000 from BZI for the use of administrative offices for the nine months ended September 30, 2011 (nine months ended September 30, 2010 - $Nil).  As at September 30, 2011 prepaid expenses and sundry assets include $27,000 due from BZI relating to rental income (December 31, 2010 - $29,000).

The Company also incurred consulting fees and administrative service charges of $256,000 from BZI for the nine months ended September 30, 2011 (nine months ended September 30, 2010 - $98,000).  The occupancy costs, consulting fees and administrative service fees are included in the Statements of Operations and Comprehensive Income (Loss).  The Company also charged BZI consulting fees of $33,000 for the nine months ended September 30, 2011 (nine months ended September 30, 2010 - $Nil).

As at September 30, 2011, prepaid expenses and sundry assets include $15,000 from Prometálica Centro Oeste Ltda. (“PCO”) (December 31, 2010 - $16,000) relating to rental of temporarily idle equipment and the use of administrative offices in 2008 and the sale of raw materials in 2011.  PCO is controlled by IMS Empreendimentos Ltda. (“IMS”), a founding shareholder of the Company.

On September 26, 2011, BZI and IMS agreed to convert obligations under the Net Smelter Royalty (“NSR”) agreement with Prometálica Mineração Ltda. (“PML”) into an obligation to pay a principal payment amount of $1.2 million payable in three annual installments commencing December 2011.  The primary shareholders of PML are BZI and IMS. BZI and IMS are each committed to pay 50 percent of the obligations under this settlement agreement.  Interest at a rate of 4 percent per annum will also be paid with each principal installment.  As at September 30, 2011, prepaid and sundry assets include $408,000 current and $597,000 long term receivables relating to this agreement (December 31, 2010 NSR - $1.0 million).

The Company’s subsidiaries MSOL and Mineração Turmalina Ltda. were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($204,000).  As at September 30, 2011, prepaid expenses and sundry assets include $204,000 receivable from BW Mineração Ltda., a wholly owned subsidiary of BZI (December 31, 2010 - $227,000).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.  Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain.  Changes in those estimates could materially impact the Company’s condensed interim financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Notes 2(d) and 5(b) of the Company’s September 30, 2011 condensed interim financial statements available on SEDAR and EDGAR.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document.  These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide (1) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (2) the trend in costs as the mine matures, and (3) an internal benchmark of performance to allow for comparison against other mines.  The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

Cash Operating Margin per oz gold	Quarter Ended	Nine Months Ended
	September 30	September 30
	2011	2011

Average sales price per oz gold	$1,692	$1,530
less
Cash operating cost per oz gold produced	886	804
equals
Cash operating margin per oz gold	$806	$726

Summary of Cash Operating Cost per tonne processed	Quarter Ended	Nine Months Ended
	September 30,	September 30,
	2011	2011
Production costs per statement of operations1	$35,721,000	$97,179,000
Change in inventory 2	720,000	(1,586,000)
Operational cost of gold produced 3	36,441,000	95,593,000
divided by
Tonnes processed	469,000	1,324,000
equals
Cost per tonne processed	$77.70	$72.20

Turmalina Cash Operating Cost per tonne processed	Quarter Ended	Nine Months Ended
	September 30,	September 30,
	2011	2011
Production costs	$14,544,000	$38,092,000
Change in inventory 2	(140,000)	(1,691,000)
Operational cost of gold produced 3	14,404,000	36,401,000
divided by
Tonnes processed	179,000	474,000
equals
Cost per tonne processed	$80.50	$77.00

Paciência Cash Operating Cost per tonne processed	Quarter Ended	Nine Months Ended
	September 30,	September 30,
	2011	2011
Production costs	$7,902,000	$22,562,000
Change in inventory 2	780,000	383,000
Operational cost of gold produced 3	8,682,000	22,945,000
divided by
Tonnes processed	119,000	352,000
equals
Cost per tonne processed	$73.00	$65.00

Caeté Cash Operating Cost per tonne processed	Quarter Ended	Nine Months Ended
	September 30,	September 30,
	2011	2011
Production costs	$13,275,000	$36,525,000
Change in inventory 2	80,000	(278,000)
Operational cost of gold produced 3	13,355,000	36,247,000
divided by
Tonnes processed	171,000	498,000
equals
Cost per tonne processed	$78.10	$72.80

Summary of Cash Operating Cost per oz of gold produced	Quarter Ended	Nine Months Ended
	September 30,	September 30,
	2011	2011
Production costs per statement of operations1	$35,721,000	$97,179,000
Change in inventory 2	305,000	1,204,000
Operational cost of gold produced 3	36,026,000	98,383,000
divided by
Gold produced (oz)	40,661	122,367
equals
Cost per oz of gold produced	$886	$804

Turmalina Plant Cash Operating Cost per oz produced	Quarter Ended	Nine Months Ended
	September 30,	September 30,
	2011	2011
Production costs	$14,544,000	$38,092,000
Change in inventory 2	143,000	1,279,000
Operational cost of gold produced 3	14,687,000	39,371,000
divided by
Gold produced (oz)	16,204	47,931
equals
Cost per oz of gold produced	$906	$821

Paciência Plant Cash Operating Cost per oz produced	Quarter Ended	Nine Months Ended
	September 30,	September 30,
	2011	2011
Production costs	$7,902,000	$22,562,000
Change in inventory 2	69,000	(37,000)
Operational cost of gold produced 3	7,971,000	22,525,000
divided by
Gold produced (oz)	8,572	32,949
equals
Cost per oz of gold produced	$929	$683

Caeté Cash Operating Cost per oz produced	Quarter Ended	Nine Months Ended
	September 30,	September 30,
	2011	2011
Production costs	$13,275,000	$36,525,000
Change in inventory 2	93,000	(38,000)
Operational cost of gold produced 3	13,368,000	36,487,000
divided by
Gold produced (oz)	15,885	41,487
equals
Cost per oz of gold produced	$841	$879

1
Production costs do not include cost of goods sold adjustment of approximately $2.6 million, royalties of $1.6 million and CFEM tax of $674,000 for the quarter ended September 30, 2011. The cost of goods sold adjustment includes idle capacity costs of $1.5 million. Production costs do not include cost of goods sold adjustment of approximately $6.9 million, royalties of $4.5 million and CFEM tax of $1.8 million for the nine months ended September 30, 2011. The cost of goods sold adjustment includes idle capacity costs of $4.6 million.

2
Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3	The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes, other than the changes related to the Company’s IFRS transition, during the quarter ended September 30, 2011 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

As at November 9, 2011, the Company has 84,409,648 issued and outstanding common shares, as well as 4,010,000 stock options outstanding.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, measured and indicated resources, proven and probable reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A.  The Company anticipates that subsequent events and developments may cause the Company’s views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2010, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov.  Further information about the Company is available on its corporate website www.jaguarmining.com.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term “inferred resources” and “measured and indicated resources”.  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them.  U.S. investors are cautioned not to assume that any part of all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

“Inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, activated carbon and cyanide are mixed together.  The cyanide leaches the gold, which is then immediately adsorbed and in a separated operation (elution), separated from the carbon in stripping vessels.

Carbon-in-pulp
Similar to the carbon-in-leach process, but initially the slurry is subjected to cyanide leaching on a separate set of tanks followed by adsorption via carbon-in-pulp.  Carbon-in-leach is a simultaneous leaching-adsorption process.

Conversion factors
The mass, area and grade below are commonly used in the gold industry.  Their conversion factors are also provided below:

To Convert	To SI	Multiply By
Imperial Units	Units
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be mined and processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine or access roads in an open pit mine with the same purpose.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, which requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed study and its report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines, mineral processing plant or plants and their (mine/plant) related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, the economic evaluation of the mining and mineral processing undertaking, and an assessment of the environmental and social impacts of the operation, along with  the information obtained and evaluations made in respect thereof. The report portrays the justified conversion of measured and indicated resources into proven and probable reserves, respectively.

Grade
The concentrations of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually spraying the heaps with a weak cyanide solution which leaches the gold content.  The gold-laden solution trickles down the heap and is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve including diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form or quantity and of such a grade or quality that has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock mass, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referred herein are troy ounces.  Despite the world’s gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in mass.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a NI 43-101 recognized professional association.

Ramp
An inclined underground tunnel that provides access to a mineralized or ore body for exploration, ventilation and/or mining purposes in underground exploratory works or mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Plant recovery rate (Metallurgical Recovery)
The percentage of valuable metal in the mill feed ore that is recovered by metallurgical treatment process.

Refractory ore
Mineralization in which much of the gold is encapsulated in sulfides and/or other minerals and is not readily amenable to dissolution (leaching) by cyanide solutions (unlike oxidized ore), even with fine grinding.

Reserves and resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions approved by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which were incorporated by reference into the Canadian Securities Administrators’ National Instrument 43-101, as proposed on November 17, 2000, made effective on February 1, 2001 and reinstated on June 30, 2011.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial system unit of mass equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10percent greater in mass than a short ton and equivalent in weight to 1,000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns1
Gil Clausen3, 4
William E. Dow3
Gary E. German1,2,4
Chairman
Anthony F. Griffiths1, 2, 3
Daniel R. Titcomb
1     Audit Committee
2    Compensation Committee
3    Corporate Governance Committee
4    Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO
James M. Roller
Chief Financial Officer & Treasurer
Lúcio Cardoso
Chief Operating Officer
Adriano L. Nascimento
VP Exploration & Engineering
Cleber Macedo
VP Corporate Management
Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:     (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

PRINCIPAL EXECUTIVE OFFICE

Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
New York, New York

Azevedo Sette Advogados
Belo Horizonte, Brazil

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTINGS

TSX/NYSE: “JAG”